Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated December 14, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on December 14, 2006, entitled "Statoil’s share saving plan allocates shares".

Statoil’s share saving plan allocates shares

11 Desember 2006 DnB NOR purchased on behalf of Statoil (OSE:STL, NYSE:STO) 138,000 shares for use in the group’s share saving plan.

97 863 shares have on 13 Desember 2006 been distributed to the employees in accordance with their savings amount. Following this, the share saving plan has 1,240,709 shares.

As participants in Statoil’s share saving plan, the primary insiders below have been allocated shares in accordance with their saving amount at an average price of 169.81:

Name	New shares December 06	New shares holding

Helge Lund	899	4,583
Eldar Sætre	243	1,836
Jon Arnt Jacobsen	432	2,344
Terje Overvik	479	1,924
Peter Mellbye	196	3,131
Margareth Øvrum	243	2,386
Inge Eivind Sørvik	53	925
Rune Bjørnson	290	724
Nina Udnes Tronstad	292	430
Reidar Gjærum	338	1,446
Jacob S Middelthon	100	1,821
Anne Margrethe Middelthon		731
Ola Morten Aanestad	145	496
Kjell-Erik Østdahl	586	647
Torgrim Reitan	156	522
Marit Bø Reitan	75	287
Kåre Thomsen	189	2,372
May-Marie Thomsen	83	656
Ann-Elisabeth Serck-Hanssen	101	543
Sverre Serck-Hanssen	148	1,057
Stig H. Christiansen	148	307
Stein Egil Næss	243	995
Morten Svaan	29	512
Tom Melbye Eide	724	724

STATOIL ASA (Registrant)
Dated: December 14, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer